UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Welsbach Technology Metals Acquisition Corp.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

950415 109

(CUSIP Number)

Daniel Mamadou

160 S Craig Place

Lombard, Illinois 60148

Telephone: (510) 900-0242

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 30, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 950415 109	13D	Page 1 of 10 pages

1	Names of Reporting Persons. Welsbach Acquisition Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,411,986
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,411,986
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,411,986(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.1%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 2,064,486 shares of the Issuer’s (as defined below) common stock, $0.0001 par value per share (“Common Stock”), referred to as founder shares in the Issuer’s registration statement on Form S-1 (File No. 333-261467) (the “Registration Statement”) and (ii) 347,500 units acquired pursuant to a Private Placement Units Subscription Agreement by and between Welsbach Acquisition Holdings LLC (the “Sponsor”) and the Issuer.

CUSIP No. 950415 109	13D	Page 2 of 10 pages

1	Names of Reporting Persons. Daniel Mamadou
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Spain
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,411,986
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,411,986
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,411,986(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.1%(1)
14	Type of Reporting Person (See Instructions) IN

Includes (i) 2,064,486 shares of the Issuer’s (as defined below) common stock, $0.0001 par value per share (“Common Stock”), referred to as founder shares in the Issuer’s registration statement on Form S-1 (File No. 333-261467) (the “Registration Statement”) and (ii) 347,500 units acquired pursuant to a Private Placement Units Subscription Agreement by and between Welsbach Acquisition Holdings LLC (the “Sponsor”) and the Issuer.

CUSIP No. 950415 109	13D	Page 3 of 10 pages

1	Names of Reporting Persons. Christopher Clower
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,411,986
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,411,986
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,411,986(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.1%(1)
14	Type of Reporting Person (See Instructions) IN

Includes (i) 2,064,486 shares of the Issuer’s (as defined below) common stock, $0.0001 par value per share (“Common Stock”), referred to as founder shares in the Issuer’s registration statement on Form S-1 (File No. 333-261467) (the “Registration Statement”) and (ii) 347,500 units acquired pursuant to a Private Placement Units Subscription Agreement by and between Welsbach Acquisition Holdings LLC (the “Sponsor”) and the Issuer.

CUSIP No. 950415 109	13D	Page 4 of 10 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Welsbach Technology Metals Acquisition Corp., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 160 S Craig Place, Lombard, Illinois 60148.

Item 2.	Identity and Background

(a)	The Schedule 13D is being filed by the following persons (the “Reporting Persons”):

(i)	Welsbach Acquisition Holdings LLC (the “Sponsor”);
(ii)	Daniel Mamadou, a Managing Member of the Sponsor; and
(iii)	Christopher Clower, a Managing Member of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address for the principal business office of each of the Reporting Persons is 160 S Craig Place, Lombard, Illinois 60148.

(c)	The principal business of the Sponsor is investing in securities, including the securities of the Issuer. The Sponsor is controlled by Daniel Mamadou and Christopher Clower, each of whom is a Managing Member of the Sponsor.

(d)	During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	The Sponsor is a Delaware limited liability company. Mr. Mamadou is a citizen of Spain. Mr. Clower is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Placement Units (as defined below) was $3,475,000. The aggregate purchase price for the Founder Shares (as defined below) was $25,000. In each case, the source of these funds was the working capital of the Sponsor.

CUSIP No. 950415 109	13D	Page 5 of 10 pages

Item 4.	Purpose of Transaction

Founder Shares

On June 25, 2021, the Sponsor purchased 1,437,500 shares of Issuer’s Class B common stock for an aggregate purchase price of $25,000. On October 11, 2021, Issuer effected an exchange of each such share (the “Share Exchange”) for 1.5 shares of its common stock, resulting in the Sponsor holding an aggregate of 2,156,250 shares of common stock (the “Founder Shares”). The Sponsor subsequently transferred certain Founder Shares to the Issuer’s chief financial officer, independent directors and other advisors, resulting in the Sponsor holding an aggregate of 2,064,486 Founder Shares. The Founder Shares include an aggregate of up to 281,250 shares that are subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full or in part.

Placement Units

On December 30, 2021, as part of a private placement units subscription agreement dated December 27, 2021 (the “Private Placement Units Subscription Agreement”), Sponsor purchased 347,500 placement units (the “Placement Units”) from the Issuer for an aggregate purchase price of $3,475,000. Each Placement Unit consists of one share of Common Stock (“Placement Share”) and one right to receive one-tenth of one share of Common Stock (each, a “Placement Right”).

The foregoing description of the Private Placement Units Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Letter Agreement

The Sponsor and the Issuer entered into a letter agreement (the “Letter Agreement”) pursuant to which the Sponsor has agreed to (i) waive its redemption rights with respect to its Founder Shares, Placement Shares, and Common Stock in connection with the completion of the initial business combination (the “Business Combination”), (ii) waive its redemption rights with respect to its Founder Shares, Placement Shares, and Common Stock in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Issuer’s obligation to offer redemption rights in connection with the Business Combination or certain amendments to the Issuer’s charter prior thereto or to redeem 100% of the Common Stock if the Issuer does not complete the Business Combination within 9 months (or up to 15 months if the Issuer extends the period of time to consummate a business combination) from the closing of its IPO or (B) with respect to any other business combination activity, (iii) waive its rights to liquidating distributions from the trust account with respect to their Founder Shares and Placement Shares if the Issuer fails to complete the Business Combination within 9 months (or up to 15 months if the Issuer extends the period of time to consummate a business combination) from the closing of the IPO, although Sponsor will be entitled to liquidating distributions from the trust account with respect to any Common Stock it holds if the Issuer fails to complete the Business Combination within the prescribed time frame and (iv) not sell any of its Founder Shares, Placement Shares, or Common Stock to the Issuer in any tender offer undertaken by the Issuer in connection with the Business Combination.

CUSIP No. 950415 109	13D	Page 6 of 10 pages

Voting Agreement

Pursuant to the Letter Agreement, Sponsor agreed to vote any Founder Shares, Placement Shares, and any Common Stock purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Escrow Agreement

Pursuant to an Escrow Agreement, Sponsor agreed that the Founder Shares held by the Sponsor are not transferable or salable (i) in the case of 50% of the Founder Shares, until the earlier of (A) six months after the completion of the Business Combination and (B) the date on which the closing price of the Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Business Combination and (ii) in the case of the remaining 50% of the Founder Shares, until six months after the completion of the Business Combination, or earlier, in each case, if, subsequent to the Business Combination, the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

The foregoing description of the Escrow Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Private Placement Units Subscription Agreement

Pursuant to the Private Placement Units Subscription Agreement, the Sponsor agreed not to transfer the Placement Units, including the component securities therein, until after the completion of the Business Combination, with certain limited exceptions.

The foregoing description of the Private Placement Units Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Sponsor and other security holders, pursuant to which the security holders are entitled to make up to two demands, that the Issuer register Founder Shares, Placement Units, any Common Stock issuable upon the exercise of Placement Rights and any Common Stock that may be issued as part of working capital loans. In addition, Sponsor has certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

CUSIP No. 950415 109	13D	Page 7 of 10 pages

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, the Escrow Agreement and the Private Placement Units Subscription Agreement, any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement, the Escrow Agreement and the Private Placement Units Subscription Agreement, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, the Reporting Person and its representatives to the Issuer’s board of directors may engage in discussions with management, the Issuer’s board of directors, and security holders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors. There can be no assurance, however, that the Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 950415 109	13D	Page 8 of 10 pages

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 10,003,750 shares of Common Stock outstanding as of December 30, 2021, which includes: (i) 7,500 shares of Common Stock issued in the IPO, (ii) 347,500 shares of Common Stock included in the Placement Units and (iii) 2,156,250 Founder Shares.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Welsbach Acquisition Holdings LLC	2,411,986	24.1%	2,411,986	0	2,411,986	0
Daniel Mamadou	2,411,986	24.1%	0	2,411,986	0	2,411,986
Christopher Clower	2,411,986	24.1%	0	2,411,986	0	2,411,986

The securities reported above are held of record by the Sponsor and include: (i) 347,500 shares of Common Stock included in the Placement Units, and (ii) 2,064,486 Founder Shares.

The Sponsor is the record holder of the securities reported herein. Daniel Mamadou and Christopher Clower are the managing members of the Sponsor. By virtue of these relationships, each of these entities and individuals may be deemed to share beneficial ownership of the securities held of record by Sponsor. Mr. Mamadou and Mr. Clower each disclaims beneficial ownership of the securities held by the Sponsor other than to the extent of his pecuniary interest in such securities.

(c) None of the Reporting Persons has effected any transactions in the Common Stock during the 60 days preceding the date of this report, except as described in this Schedule 13D, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 950415 109	13D	Page 9 of 10 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Private Placement Units Subscription Agreement, Letter Agreement, Escrow Agreement and Registration Rights Agreement and is incorporated herein by reference. A copy of these agreements are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2	Letter Agreement, dated December 27, 2021, by and among the Issuer, its officers, its directors, Sponsor and other security holders. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed December 30, 2021).
3	Registration Rights Agreement, dated December 27, 2021, by and between the Issuer, Sponsor and certain other securityholders. (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed December 30, 2021).
4	Private Placement Units Subscription Agreement, dated December 27, 2021, by and between the Issuer and Sponsor. (Incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed December 30, 2021).
5	Stock Escrow Agreement, dated December 27, 2021, by and between the Issuer and Sponsor. (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed December 30, 2021).

CUSIP No. 950415 109	13D	Page 10 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2022

WELSBACH ACQUISITION HOLDINGS LLC

By:	/s/ Daniel Mamadou
Name:	Daniel Mamadou
Title:	Managing Member

By:	/s/ Daniel Mamadou
Name:	Daniel Mamadou

By:	/s/ Christopher Clower
Name:	Christopher Clower